VOCALTEC COMMUNICATIONS LTD.
5700 Georgia Avenue
West Palm Beach, Florida, 33405
January 12, 2011
BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Jonathan Groff

Re:	VocalTec Communications Ltd. Registration Statement on Form F-3 File No. 333-169659
Ladies and Gentlemen:
          Pursuant to Rule 461 of the Securities Act of 1933, as amended, we respectfully request that the effective date of the Registration Statement on Form F-3 (File No. 333-169659) be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:00 p.m. Eastern Time on January 14, 2011 or as soon as practicable thereafter.
          VocalTec Communications Ltd. (the “Company”) hereby acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, VOCALTEC COMMUNICATIONS LTD.
/s/ Peter Russo
By: Peter Russo
Title:	Chief Financial Officer

cc:	Phyllis Korff, Esq. Yossi Vebman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036